UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Tribunal of Milan Order and Reinstatement of Previous Board of Directors

On October 19, 2026, the Tribunal of Milan, Specialized Business Section (the “Court”), issued an interim order in connection with litigation initiated by certain minority shareholders of Genenta Science S.p.A. (the “Company”) challenging the resolution adopted at the Company’s Ordinary Shareholders’ Meeting held on June 29, 2026 (the “Meeting”), the results of which were previously reported on the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 1, 2026. The Court ordered the precautionary suspension of the execution and effects of the shareholder resolution adopted at the Meeting, solely with respect to agenda item 2.3, concerning the appointment of the Company’s Board of Directors (the “Board”). The proceeding concerns a dispute over (i) the admission to voting, at the Meeting, of the former shareholders of A.T.C. S.r.l. (“ATC”) in respect of the shares issued under the capital increase approved by the Company’s Board of Directors on May 18, 2026, in connection with the Company’s acquisition of ATC, as previously disclosed in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 7, 2026, as well as (ii) the calculation and application of enhanced voting rights held by certain shareholders under the Company’s loyalty share program in connection with the June 29, 2026 shareholder vote. The Court’s order does not affect the other resolutions adopted at the Meeting.

The Court’s order is an interim measure and does not constitute a final determination of the underlying litigation. The Court did not appoint a replacement Board, or grant the additional interim relief requested by the petitioning shareholders, including their request that the Court substitute the results of the Board election. As a consequence of the Court’s order, and in accordance with applicable principles of Italian corporate law, the Board of Directors serving immediately prior to the Meeting has resumed office in a prorogatio regime with full powers and authority. The reinstated Board consists of Pierluigi Paracchi (Chairman), Francesco Galimi, Miguel Mutti, Giacomoantonio Paracchi and Armon Sharei. Messrs. Paracchi, Mutti and Sharei also served on the Board appointed at the Meeting. Francesco Dagnino and Riccardo Palmisano, who were also appointed at the Meeting, have ceased to serve while the order remains in effect.

The Company respectfully disagrees with certain factual and legal conclusions underlying the Court’s interim order and intends to pursue an appeal in accordance with applicable Italian procedural law. Among other matters, the Company maintains that the outcome of the Board election would not have changed even if the disputed enhanced voting rights had been counted as the petitioners contend. The Company also intends to challenge the Court’s conclusions concerning the asserted lack of information towards affected shareholders before the Meeting.

The Company intends to comply with the Court’s order for so long as it remains effective while pursuing its available legal remedies. Meanwhile, the Company will continue its business operations and corporate affairs under the oversight of the reinstated Board and intends to provide further updates regarding material developments in the proceedings or any resulting changes to its corporate governance structure as appropriate, including the possible calling – following the outcome of the appeal – of a new Shareholders’ Meeting to appoint a new Board of Directors.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of applicable securities laws, including statements concerning the Company’s intended appeal, future judicial proceedings, corporate governance arrangements, and anticipated actions in response to the Court’s order. These statements are subject to risks and uncertainties, including the outcome and timing of the appeal and other related judicial proceedings, the effect of the proceedings on the validity of actions taken by the Board appointed at the Meeting, the interpretation and application of Italian corporate law, and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially from those expressed or implied. The Company undertakes no obligation to update these statements except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: October 22, 2026